UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2014
Commission file number 0-30752
AETERNA ZENTARIS INC.
1405 du Parc-Technologique Boulevard
Quebec City, Québec
Canada, G1P 4P5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

On December 1, 2014, the Registrant announced that it had entered into a Master Collaboration Agreement and related License and Technology Transfer and Technical Assistance Agreements with Sinopharm A-Think Pharmaceuticals Co., Ltd. (“Sinopharm A-Think”) for its lead anti-cancer compound, zoptarelin doxorubicin, for the initial indication of endometrial cancer, for the Chinese, Hong Kong and Macau markets (the “Territory”). Zoptarelin doxorubicin, a novel synthetic peptide carrier linked to doxorubicin, is currently in a ZoptEC (Zoptarelin doxorubicin in Endometrial Cancer) Phase 3 trial in endometrial cancer.
Under the terms of the agreements, Aeterna Zentaris GmbH, a wholly-owned subsidiary of Aeterna Zentaris Inc., will be entitled to receive a non-refundable US$1 million fee for the transfer of its technology for zoptarelin doxorubicin to Sinopharm A-Think. Sinopharm A-Think has also agreed to make additional payments upon achieving certain pre-established regulatory and commercial milestones. Furthermore, Aeterna Zentaris GmbH will receive royalties on future net sales of zoptarelin doxorubicin in the Territory. Sinopharm A-Think will be responsible for the development, production, registration and commercialization of the product in the Territory.

DOCUMENTS INDEX

Documents	Description

99.1	Material Change Report of the Registrant dated December 11, 2014.

99.2	Master Collaboration Agreement by and between Aeterna Zentaris GmbH and Sinopharm A-think Pharmaceuticals Co., Ltd. dated as of December 1, 2014

99.3†	License Agreement by and between Aeterna Zentaris GmbH and Sinopharm A-think Pharmaceuticals Co., Ltd. dated as of December 1, 2014

99.4†	Technology Transfer and Technical Assistance Agreement by and between Aeterna Zentaris GmbH and Sinopharm A-think Pharmaceuticals Co., Ltd. dated as of December 1, 2014

†	Confidential treatment has been requested for certain portions of this Exhibit, which portions have been omitted and filed separately with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AETERNA ZENTARIS INC.

Date: December 11, 2014	By:	/s/ Philip A. Theodore
Philip A. Theodore
Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary